            Exhibit 97
Executive Compensation Clawback Policy
Purpose and Application
This Executive Compensation Clawback Policy (the “Policy”) sets out guidelines for the potential recovery of excess incentive compensation paid to certain Executive Officers (as defined below) in the event of: (1) any restatement (“Restatement”) of the financial statements of New Gold Inc. (“New Gold”) due to material non-compliance with financial reporting requirements under securities laws; or (2) the achievement of performance targets by the Executive Officer’s Wrongful Conduct (as defined below), regardless of whether there is a Restatement.
This Policy does not apply to Restatements that are not caused by non-compliance with financial reporting requirements, such as, but not limited to, a retrospective: (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of New Gold’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control; (5) adjustment to provision amounts in connection with a prior business combination; and (6) revision for stock splits, reverse stock splits, dividends or other changes in capital structure.
All Executive Officers are subject to this Policy, even if an Executive Officer had no responsibility for the financial statement errors which gave rise to a Restatement.
Definitions
For purposes of this Policy, in addition to the terms defined elsewhere in this Policy, the following terms shall have the meanings set out below:
“Board” means the Board of Directors of New Gold.
“Executive Officers” means the current or former President and Chief Executive Officer, the Executive Vice President and Chief Financial Officer (or principal financial officer), the Controller (or principal accounting officer), any Vice-President of New Gold in charge of a principal business unit, division or function and any other current or former officer or person who performs a significant policy-making function for New Gold, including executive officers of any subsidiaries of New Gold, and “Executive Officer” refers to one of such individuals.
“Incentive Compensation” means cash bonuses and other incentives paid to an individual, and Share-Based Compensation awarded to an individual.
“SEC” means the U.S. Securities and Exchange Commission.

“Share-Based Compensation” means stock options, restricted share units, performance share units and any other form of equity-based awards granted or awarded to an individual under one or more of New Gold’s incentive compensation plans in effect from time to time.
“Wrongful Conduct” means fraud, gross negligence or wilful misconduct.
Compensation Subject to the Policy
This Policy applies to any Incentive Compensation received by an Executive Officer during the period (the “Clawback Period”) consisting of any of the three completed fiscal years immediately preceding:
(i)the date that the Board (or Audit Committee) concludes, or reasonably should have concluded, that New Gold is required to prepare a Restatement, or that Wrongful Conduct on the part of one or more Executive Officers has occurred; or
(ii)the date that a court, regulator or other legally authorized body directs New Gold to prepare a Restatement.
In the event of a Restatement due to New Gold’s material non-compliance with financial reporting requirements under securities laws, this Policy covers all Incentive Compensation that is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure”, regardless of whether an Executive Officer engaged in any Wrongful Conduct in connection with such Restatement. Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing New Gold’s financial statements and any measures derived wholly or in part from such financial information (including non-GAAP measures, stock price and total shareholder return). Incentive Compensation is deemed “received” in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained, even if the payment or grant occurs after the end of that fiscal period.
In addition to Incentive Compensation described in the preceding paragraph, this Policy also applies to Incentive Compensation that was awarded, earned or vested based on the achievement of any performance targets (including financial reporting measures) through Wrongful Conduct, regardless of whether there is a Restatement.
Incentive Compensation does not include base annual salary or compensation which is awarded based solely on service to New Gold (e.g., a time-vested award, including time-vesting stock options or restricted share units).
Amount Required to be Repaid Pursuant to this Policy

The amount of Incentive Compensation that must be repaid (subject to the few limitations discussed below) is the amount of Incentive Compensation received by the Executive Officer that exceeds the amount of Incentive Compensation that otherwise would have been received had it been determined based on the Restatement or based on the proper determination of the performance target in the absence of the Wrongful Conduct (the “Recoverable Amount”), as determined by the Board.
Where a Restatement has occurred, New Gold will recalculate the applicable financial reporting measure and the Recoverable Amount in accordance with applicable securities commission and stock exchange rules. New Gold will determine whether, based on that financial reporting measure as calculated relying on the original financial statements, an Executive Officer received a greater amount of Incentive Compensation than would have been received applying the recalculated financial measure. Where Incentive Compensation is based only in part on the achievement of a financial reporting measure performance goal, New Gold will determine the portion of the original Incentive Compensation based on or derived from the financial reporting measure which was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement. Where there has been Wrongful Conduct by an Executive Officer that is unrelated to a Restatement, New Gold will determine whether the amount of Incentive Compensation that would have been paid or granted to the Executive Officer had the performance targets been properly determined absent the Wrongful Conduct would have been lower than the amount actually paid or granted.
Any Recoverable Amount will be calculated on a pre-tax basis to ensure that New Gold recovers the full amount of Incentive Compensation that was erroneously awarded.
In no event shall New Gold be required to award Executive Officers an additional payment if the restated or accurate financial results or achievement of a performance target absent the Wrongful Conduct would have resulted in a higher Incentive Compensation payment.
If Share-Based Compensation is recoverable as a result of a grant of Incentive Compensation to the Executive Officer (when accounting results or Wrongful Conduct were the reason the Share-Based Compensation was granted) or the vesting of Incentive Compensation by the Executive Officer (when accounting results or Wrongful Conduct were the reason the Share-Based Compensation was vested), in each case, in the Clawback Period, New Gold will recover the excess portion of the Share-Based Compensation that would not have been granted or vested based on the Restatement or based on the proper determination of the performance target in the absence of the Wrongful Conduct, as follows:
(i)if the Share-Based Compensation is still outstanding, the Executive Officer will forfeit the excess portion of the award;
(ii)if the Share-Based Compensation has been exercised or settled into shares (the “Underlying Shares”), and the Executive Officer still holds the Underlying Shares, New Gold will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and

(iii)if the Underlying Shares have been sold by the Executive Officer, New Gold will recover the proceeds received by the Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).
The Board will take such action as it deems appropriate, in its sole and absolute discretion, to reasonably promptly recover the Recoverable Amount, unless the Human Resources and Compensation Committee determines that it would be impracticable to recover such amount because: (1) the direct costs of enforcing recovery would exceed the Recoverable Amount; or (2) in the written opinion of legal counsel, either: (i) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of New Gold, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder; or (ii) recovery of the Incentive Compensation would violate Canadian federal or provincial laws.
Additional Clawback Required by Section 304 of the Sarbanes-Oxley Act of 2002

In addition to the provisions described above, if New Gold is required to prepare a Restatement due to the material non-compliance of New Gold, as a result of Wrongful Conduct, with any financial reporting requirement under applicable securities laws, then, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, the Chief Executive Officer and Chief Financial Officer (at the time the financial document embodying such financial reporting requirement was originally issued) shall reimburse New Gold for:
(i)any bonus, incentive, other Incentive Compensation or Share-Based Compensation received from New Gold during the 12-month period following the first public issuance or filing with the SEC (whichever first occurs) of such financial document; and
(ii)any profits realized from the sale of securities of New Gold during that 12-month period.
Crediting of Recovery Amounts

To the extent that the foregoing subsections of this Policy (the “Rule 10D-1 Clawback Requirements”) would provide for recovery of Incentive Compensation recoverable by New Gold pursuant to Section 304 of the Sarbanes-Oxley Act (the “Sarbanes-Oxley Clawback Requirements”), and/or any other recovery obligations (including pursuant to employment agreements, or plan awards), the amount such Executive Officer has already reimbursed New Gold shall be credited to the required recovery under the Rule 10D-1 Clawback Requirements. Recovery pursuant to the Rule 10D-1 Clawback Requirements does not preclude recovery under the Sarbanes-Oxley Clawback Requirements, to the extent any applicable amounts have not been reimbursed to New Gold.

Acknowledgment

Executive Officers shall acknowledge this Policy by signing an acknowledgment.
General Provisions

This Policy may be amended by the Board from time to time.
New Gold will not indemnify or provide insurance to cover any repayment of Incentive Compensation in accordance with this Policy.
The provisions of this Policy apply to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.
This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Executive Officer that is required pursuant to any other statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this Policy). Nothing in this Policy in any way detracts from or limits any obligation that those subject to it have in law or pursuant to a management, employment, consulting or other agreement with New Gold or any of its subsidiaries.
Nothing in this Policy precludes New Gold from taking any other action to enforce a person's obligations to New Gold, including termination of employment, cancellation or withholding of vested, unvested and future Incentive Compensation or institution of civil or criminal proceedings upon a finding of misconduct on the part of such person.
All determinations and decisions made by the Board (or any committee thereof) pursuant to the provisions of this Policy shall be final, conclusive and binding on New Gold and the persons to whom this Policy applies.
This Policy as amended on October 25, 2023, applies only to Incentive Compensation received after October 2, 2023. Compensation paid or awarded prior to that date is subject to this Policy as in effect prior to the amendments adopted on October 25, 2023.
Last updated, reviewed and approved by the Board on October 29, 2024.